Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

May 24, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commissi
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 60,000 common shares of Outlook Resources Inc. (the "Company") were issued to **William R. Johnstone**, 88 Divadale Drive, Toronto, Ontario M4G 2P2 and 200,000 common shares of the Company were issued to **David R. Jolley**, 1749 Conc.#3, R.R.#1, Goodwood, Ontario, L0C 1A0 at a price of $0.10 per share on May 23, 2002 pursuant to the exemption relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\WRJ&DJMay23.wpd

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

May 24, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

COPY

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-D-23

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), I hereby give notice that 160,000 common shares at $0.10 per share and 16,000 warrants exercisable until August 1, 2002 to acquire common shares at $0.15 per share of Outlook Resources Inc. were issued to each of **William R. Johnstone**, 88 Divadale Drive, Toronto, Ontario M4G 2P2, **David R. Jolley**, 1749 Conc.#3, R.R.#1, Goodwood, Ontario L0C 1A0, **John Bottomley**, 2195 Ireland Drive, Burlington, Ontario L7P 3G2 and **GPI Management Group Inc.**, 390 Bay Street, Suite 1515, Toronto, Ontario M5H 2Y2 at a price of $0.10 per share on May 23, 2002 pursuant to section 72(1)(f)(iii) of the Act on the conversion of four (4) $16,000 Convertible Debentures.

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\WRJ, JB, GPI & DJ May 23 Convertible Deb.wpd